Mail Stop 6010

February 7, 2008

Frederic H. Neikrug
Chief Executive Officer
DiaSys Corporation
81 West Main Street
Waterbury, CT 06702

> **Re**: **DiaSys Corporation**
> **Annual Report on Form 10-KSB for the fiscal year**
> **ended June 30, 2007**
> **Filed October 15, 2007**
> **File No. 1-16285**

Dear Mr. Neikrug:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended June 30, 2007

Description of Business, page 2

1.   Please expand your response to prior comment 1 to tell us why "the entire board of directors resigned" as mentioned in the second paragraph of this section. Also, tell us in detail about Mr. Silverman's role in the change-in-control transaction and the events leading up to it; if he was assisted by Mr. Witzel or Mr. Witchel or their affiliates, tell us about their involvement in the transaction, their subsequent affiliations with Diasys, and any fees they or their affiliated entities received in connection with the change control. After providing us a complete description of these aspects of change-in-control, cite for us with specificity where they are disclosed in one location in a periodic report in response to Regulation S-B Item 101, without requiring investors to piece together information in numerous documents or numerous locations of a document.

2.   Your statement in the third paragraph that DiaSys Europe products have FDA approval appears to conflict with the statement on page 9 that "[n]one of the

Company's rapid tests, including the one for multiple myeloma, have been FDA approved." Please ensure that the regulatory status of each of the products you disclose, including the veterinary product, is clear from your disclosure.

South and Central America, page 5

3. We note your responses to prior comments 3, 4 and 6 and we have the following comments:

- Please expand the second and seventh paragraphs of this section to discuss the material terms of your agreement with Repreclin and Labymed;

- Please reconcile the disclosure in the third, fourth and seventh paragraphs of this section about the delayed registrations with the sixth paragraph of this section and the fifth paragraph on page 10 that the company has obtained registrations for all of the products discussed;

- If such registrations have been not been obtained, please expand the third, fourth and seventh paragraphs to clarify how you received revenues from these agreements without registration;

- If such registrations have been obtained, please expand the third, fourth and seventh paragraphs to disclose when the registrations were obtained. Also, disclose the reasons for delays in revenues from these agreements if the registrations were obtained;

- Please reconcile the disclosure in the penultimate sentence on page 5 concerning the "pending product registration with the government of Chile" with the last sentence on page 5 that the products were issued registration in August 2006. Also, discuss the reasons for the delay in revenues from the agreement with Galenica if such registration occurred in August 2006; and

- Concerning the filing of the agreements with Repreclin, Rochem Biocare, Galenica and Labymed as exhibits, please expand the analysis of your conclusion "that the Company's business is not substantially dependent on any of them" to clarify why the company is not substantially dependent on any of them given the terms of the agreements, such as the minimum purchase requirements relative to your assets and revenue.

Australia and New Zealand, page 6

4. Please reconcile the disclosure in this section that you expect to renew your agreement with Laboratory Diagnostics with your December 18, 2006 press release about the five-year renewal of your agreement with Laboratory

Diagnostics. Also, expand the first sentence of this section to disclose when you entered into the two agreements and when they expired.

5.   Please refer to the first sentence of prior comment 18. Please expand the analysis of your conclusion "that the Company's business is not substantially dependent on it" to clarify why the company is not substantially dependent on the agreement given the terms of the agreement, such as the minimum purchase requirements.

Section 16(a) Beneficial Ownership Reporting Compliance, page 23

6.   Please expand the table provided in response to prior comment 12 to address each of your transactions mentioned on pages 21-22 of your Form 10-KSB amended April 7, 2006.

Executive Compensation, page 23

7.   Please revise your current compensation disclosure for the year ended June 30, 2007 so that it is in compliance with current rules as adopted in Release 33-8732A (August 29, 2006) and Release 33-8765 (December 22, 2006).

Certain Relationships and Related Transactions, page 26

8.   Please tell us where you have provided the disclosure required by Regulation S-B Item 407(a).

Exhibits 31.1 and 31.2

9.   Please do not change the form of required certifications. For example, it appears that you have omitted the parenthetical in paragraph 4(d) and have revised the references to the "small business issuer."

Exhibit 32

10.   Please file a complete amendment to your Form 10-KSB and include certifications that identify the correct periodic report.

Form 10-QSB for the fiscal quarter ended September 30, 2007

Management's Discussion and Analysis, page 8

11.   Because the statutory safe harbor you cite is not applicable to issuers of penny stock, it is not appropriate to invoke it in your filings. Please revise future filings accordingly.

Results of Operations, page 8

12.   We note the first two paragraphs on page 9. In future filings, please replace vague references to disclosure in your prior filings with a complete discussion and analysis of the developments during the period covered by the report. For example, what initiatives mentioned in the prior filing continued during the period? What progress was made during the period? Which aspects of the initiatives are on going?

Form 10-KSB for the fiscal year ended June 30, 2006

Report of Independent Registered Public Accounting Firm, page 32

13.   We refer to your response to comment 14. While we see that the audit reports included in the Form 10-KSB as of June 30, 2007 appropriately refer to the PCAOB, the audit report included in the Form 10-KSB as of June 30, 2006 continues to be incorrect. As previously requested, please amend the second paragraph of the audit report to refer to the standards of the PCAOB. Refer to PCAOB Auditing Standard No. 1

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (via fax): Richard T. Keppelman